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SEC Mail Processing SECURI'

MAR 15 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING   **JANUARY 1, 2018**   AND ENDING   **DECEMBER 31, 2018**

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GERWIN GROUP, INC.**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1575 E HILLCREST DRIVE

(No. and Street)

THOUSAND OAKS	**CA**	**91362**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER GERWIN   **805-494-5005**

                                          (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA

(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

QMS

OATH OR AFFIRMATION

I, _____**CHRISTOPHER GERWIN**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or _____**GERWIN GROUP, INC.**_____ , as of _____**DECEMBER**_____ **31,** **2018** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
Title

_____
Public Notary

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT   CIVIL CODE § 1189

▨▨

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Ventura_

On _Feb 20 2019_ before me, _Deborah L. Deutscher_ ,
      Date   *Here Insert Name and Title of the Officer*

personally appeared _Christopher Gerwin_
                                       Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

```
DEBORAH L. DEUTSCHER
Commission # 2118785
Notary Public - California
Ventura County
My Comm. Expires Jul 9, 2019
```

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Deborah L. Deutscher_
                        Signature of Notary Public

———————————— **OPTIONAL** ————————————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

Capacity(ies) Claimed by Signer(s)

Signer's Name: _____   Signer's Name: _____
☐ Corporate Officer – Title(s): _____   ☐ Corporate Officer – Title(s): _____
☐ Partner – ☐ Limited ☐ General   ☐ Partner – ☐ Limited ☐ General
☐ Individual   ☐ Attorney in Fact   ☐ Individual   ☐ Attorney in Fact
☐ Trustee   ☐ Guardian of Conservator   ☐ Trustee   ☐ Guardian of Conservator
☐ Other: _____   ☐ Other: _____
Signer is Representing: _____   Signer is Representing: _____

▨▨

GERWIN GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2018

GERWIN GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

TABLE OF CONTENTS

100 E. Sybelia Ave. Suite 130
Maitland, FL. 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Gerwin Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gerwin Group, Inc. as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gerwin Group, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility Gerwin Group, Inc.'s management. Our responsibility is to express an opinion on Gerwin Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gerwin Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III (see page numbers 9, 10 and 11) have been subjected to audit procedures performed in conjunction with the audit of Gerwin Group, Inc.'s financial statements. The supplemental information is the responsibility of Gerwin Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Gerwin Group, Inc.'s auditor since 2010.

Maitland, Florida

March 9, 2019

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Assets:

Cash and cash equivalents	$ 9,869
Commissions receivable	6,220
	$16,089

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$ 1,981
	1,981

Stockholder's equity:

Common stock, $1 par value; 10,000 shares authorized, 10,000 issued and outstanding	10,000
Additional paid-in capital	76,730
Retained earnings (deficit)	(72,622)
	14,108
	$16,089

The accompanying notes are an integral part of these financial statements.

GERWIN GROUP, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:

Insurance income	$	27,543
Mutual Fund and 12B-1's		23,360
Interest income		4
Total revenues		50,907

Expenses:

Commission and salaries expense	24,763
Storage expense	1,044
Regulatory fees and expenses	2,233
Telephone and communications	5,513
Other operating expenses	22,590
Total expenses	56,143

Net income (loss)	$	(5,236)

The accompanying notes are an integral part of these financial statements.

GERWIN GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2017	$ 10,000	$ 76,730	$ (67,386)	$ 19,344
Net income (loss)	-	-	(5,236)	(5,236)
Balances, December 31, 2018	$ 10,000	$ 76,730	$ (72,622)	$ 14,108

The accompanying notes are an integral part of these financial statements.

GERWIN GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:

Net income (loss)	$	(5,236)
Adjustments to reconcile net income to net		
cash flows from operating activities:		
(Increase) decrease in:		
Commissions receivable		1,450
Certificate of deposit		5,046
Increase (decrease) in:		
Accounts payable and accrued expenses		(156)
Net cash provided by operating activities		1,104
Net increase in cash and cash equivalents		1,104
Cash and cash equivalents at beginning of period		8,765
Cash and cash equivalents at end of period	$	9,869

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Gerwin Group, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in August 1988 in the state of California.

The Company primarily sells mutual funds, fixed and variable annuities and life insurance.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2018, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as an S-Corporation for Federal and state income tax purposes and, accordingly, no provision has been made for such income taxes. The stockholder's allocable share of the Company's income or loss is reportable in their income tax returns. Provisions are made for California State S Corporation franchise tax, as applicable.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

GERWIN GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018

Note 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Recently Issued Accounting Pronouncements

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at amounts equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2017, the Company had excess net capital of $7,934 and a net capital rate of .15 to 1.

Note 3 - Related Party

The Company conducts operations from the residence of its sole stockholder. There is no lease or sharing agreement, and the Company is currently not paying rent for the space it occupies.

Note 4 – Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

7

Note 5 - Commitment and Contingencies

The Company had no commitment and contingencies as of December 31, 2018.

Note 6 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2019 through March 9, 2019, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2018

Computation of basic net capital requirements:

Total member's equity qualified for net capital	$	14,109
Non-Allowable Assets:		1,175
Net capital before haircuts and securities positions		12,934
Net capital		12,934
Minimum net capital requirements:		
6 2/3% of total aggregarate indebtedness ($1981)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		5,000
Excess net capital	$	7,934

There are no material differences between the above computation of net capital and
the corresponding computations submitted by the Company with the unaudited
Form X-17-A-5 Part IIA filing as of December 31, 2018.

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Total aggregate indebtedness:

Accounts payable and accrued liabilities	$	1,981
Aggregate indebtedness	$	1,981

**Ratio of aggregate indebtedness
to net capital**   .15 to 1

GERWIN GROUP, INC.

**INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2018**

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Gerwin Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gerwin Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gerwin Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Gerwin Group, Inc. stated that Gerwin Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gerwin Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gerwin Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 9, 2019



Gerwin Group, Inc.
Retirement Planning

1575 E. Hillcrest Dr.
Westlake Village, CA 91362
chrisgerwin@gerwingroup.com
Fax: 805-494-3335
800-973-7775
805-807-1697
www.gerwingroup.com
Member FINRA & SIPC

February 7, 2019

Ohab and Company P.A.
100 E. Sybella Ave., Suite 130
Maitland, FL 32751

Gerwin Group Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240. 17a-5, "Reports to be made by certain broker and dealers"). This exemption Report was prepared as required by 17 C.F.R. section 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from C.F.R. section 15c3-3 under the following provisions of 17 C.F.R. section 240. 15c3-3(k)(2)(i): and

(2) The Company met the identified exemption provision in 17 C.F.R. section 240. 15c3-3(k)(2)(i) throughout the most recent year without exception.

Gerwin Group Inc.

I, Christopher Gerwin, swear and affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By _[signature]_

President
February 7, 2019